UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ABERCROMBIE & FITCH CO.
(Exact name of registrant as specified in its charter)

Delaware	1-12107	31-1469076
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

6301 Fitch Path, New Albany, Ohio 43054
(Address of principal executive offices) (Zip Code)

Kim Harr (614) 283-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Abercrombie & Fitch Co. (the “Company”) for the calendar year ended December 31, 2019 is filed herewith as Exhibit 1.01 to this specialized disclosure report. The Conflict Minerals Report is also available on the “Corporate Governance” page of the Company's website at corporate.abercrombie.com accessible through the “Our Company” page. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01     Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABERCROMBIE & FITCH CO.

Date: May 15, 2020	By:	/s/ Gregory J. Henchel
Gregory J. Henchel
Senior Vice President, General Counsel
and Corporate Secretary